UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Summary
This report is filed in relation to Credit Suisse Group’s wholly-owned subsidiary, Credit Suisse. It contains information about Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to Credit Suisse Group’s Registration Statement on Form F-3 (file no. 333-132936).

Unless the context otherwise requires, references herein to “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of Credit Suisse Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2006 (the Group’s 2006 20-F), and subsequent annual reports on Form 20-F filed by Credit Suisse Group or the Bank with the US Securities and Exchange Commission (SEC) and Credit Suisse Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected income statement information

in	2Q07	2Q06	% change	6M07	6M06	% change

Statements of income (CHF million)

Net revenues	12,496	8,309	50	23,590	18,684	26

Provision for credit losses	(23)	10	–	28	(44)	–

Compensation and benefits	5,236	3,543	48	10,026	7,856	28

General and administrative expenses	1,641	1,395	18	3,198	3,095	3

Commission expenses	591	513	15	1,141	1,012	13

Total other operating expenses	2,232	1,908	17	4,339	4,107	6

Total operating expenses	7,468	5,451	37	14,365	11,963	20

Income from continuing operations before taxes, minority interests and extraordinary items	5,051	2,848	77	9,197	6,765	36

Income tax expense	842	463	82	1,631	1,009	62

Minority interests	1,436	834	72	2,391	2,162	11

Income from continuing operations before extraordinary items	2,773	1,551	79	5,175	3,594	44

Extraordinary items, net of tax	0	0	–	0	(24)	100

Net income	2,773	1,551	79	5,175	3,570	45

Selected balance sheet information

end of	2Q07	4Q06	% change

Balance sheet statistics (CHF million)

Total assets	1,391,324	1,226,764	13

Share capital	4,400	4,400	0

For additional information on the condensed consolidated statements of income for the three months and six months ended June 30, 2007 and 2006 and the condensed consolidated balance sheets as of June 30, 2007 and December 31, 2006, please refer to note 22 “Subsidiary guarantee information” in the notes to the condensed consolidated financial statements in the Group’s financial statements for the second quarter of 2007 (Credit Suisse Financial Statements 2Q07), which were filed with the SEC on August 3, 2007. For a detailed description of factors that affect the results of operations of the Bank, please refer to “Item 5 – Operating and financial review and prospects – Overview – Factors affecting results of operations” in the Group’s 2006 20-F.

BIS statistics

end of	2Q07	4Q06	% change

Capital (CHF million)

Tier 1 capital	35,282	26,600	33

of which non-cumulative perpetual preferred securities and capital notes	3,302	1,065	210

Total BIS regulatory capital	47,043	38,441	22

Capital ratios (%)

Tier 1 ratio	12.7	11.4	–

Total BIS regulatory capital ratio	17.0	16.5	–

Information on the Company
The business of the Bank is substantially the same as the business of Credit Suisse Group, which is described in “Item 4 –Information on the company” in the Group’s 2006 20-F. Substantially all of the Bank’s operations are conducted through the Investment Banking, Private Banking and Asset Management segments.

Certain other assets, liabilities and results of operations that are associated with the three segments are not included in the Bank’s condensed consolidated balance sheets and statement of income. In 2006 and prior years, these related principally to the activities of Clariden Leu and Neue Aargauer Bank. The results of operations of these entities, which are managed, but not legally owned, by the Bank are included in the Bank’s Private Banking segment but not reflected in the Bank’s consolidated statement of income. The results of operations of BANK-now, which are managed by the Bank and included in the Bank’s Private Banking segment, were included in the Bank’s consolidated financial statements through December 31, 2006. Effective January 3, 2007, BANK-now is a subsidiary of the Group and its results of operations are not included in the Bank’s consolidated financial statements.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Clariden Leu[1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now[2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca die Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

In addition, the Group has certain financing activities that are not in the Bank’s consolidated balance sheet and statement of income. All of these activities vary from period to period and give rise to differences between the Bank’s aggregate assets, liabilities and results of operations and those of the Group.

Comparison of consolidated statements of income

		Bank		Group

in	2Q07	2Q06	2Q07	2Q06

Statements of income (CHF million)

Net revenues	12,496	8,309	13,037	8,788

Total operating expenses	7,468	5,451	7,670	5,600

Income from continuing operations before taxes, minority interests and extraordinary items	5,051	2,848	5,387	3,178

Income from continuing operations before extraordinary items	2,773	1,551	3,189	1,872

Comparison of consolidated statements of income

		Bank		Group

in	6M07	6M06	6M07	6M06

Statements of income (CHF million)

Net revenues	23,590	18,684	24,657	19,713

Total operating expenses	14,365	11,963	14,761	12,238

Income from continuing operations before taxes, minority interests and extraordinary items	9,197	6,765	9,863	7,526

Income from continuing operations before extraordinary items	5,175	3,594	5,918	4,214

Comparison of consolidated balance sheets

		Bank		Group

end of	2Q07	4Q06	2Q07	4Q06

Balance sheet statistics (CHF million)

Total assets	1,391,324	1,226,764	1,415,174	1,255,956

Total liabilities	1,359,999	1,200,719	1,371,325	1,212,370

Operating and financial review and prospects
The Bank’s operating results, cash flows and prospects are substantially the same as the results from continuing operations, cash flows from continuing operations and prospects of the Group. The Bank operates through the same operating segments as the Group and these segment results are included in Core Results. These are described in Core Results in the Group’s second quarter 2007 financial review (Credit Suisse Financial Review 2Q07), which was filed with the SEC on August 3, 2007 on Form 6-K.

Legal proceedings
Information on the Bank’s legal proceedings is set forth in note 23 “Litigation” in the notes to the condensed consolidated financial statements in the Credit Suisse Financial Statements 2Q07.

Quantitative disclosure about market risk
Information on market risk and other information relating to the Bank’s risk management (including its segments) are included in “Risk management” in the Credit Suisse Financial Review 2Q07.
Exhibits
No. Description

23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: August 3, 2007

By:
/s/ Urs Rohner
Urs Rohner
General Counsel

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer